Room 4561

July 15, 2005

Mr. Jerome R. Mahoney
Chairman of the Board
SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re: SpeechSwitch, Inc.
**   Amendment No. 3 to Registration Statement on Form SB-2**
**   Filed June 24, 2005**
**   File No. 333-120507**

Dear Mr. Mahoney:

We have reviewed your amended filing and have the following comments.

General

1.   We note your response to comment no. 1 in our letter dated May 16, 2005. With respect
        to pages 52 and 57, it does not appear that your filing reflects the changes indicated in the
        redline version you submitted for our review. Please advise and confirm that all other
        changes to your filing are correctly indicated in the redline version you submitted.

2.   We note your response to comment no. 2 in our letter dated May 16, 2005. In light of the
        termination of your equity line of credit and your convertible debentures, your Form SB-
        2, File No. 333-120610, is an outstanding registration statement for distribution of
        securities under an agreement that has been terminated. The disclosure in the Form SB-2
        also currently conflicts with the disclosure in this filing. Please withdraw your Form SB-
        2, File No. 333-120610. Equity line resale filings must be made after entry into a valid
        equity line arrangement.

Risk Factors

SpeechSwitch may depend on distribution by resellers…, p. 19

3.   We note your response to comment no. 5 in our letter dated May 16, 2005. Please clarify whether such customers are distributors or resellers and advise us why you do not foresee any future revenues with respect to these customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

4.   We note your response to comment no. 7 in our letter dated May 16, 2005. The amendment to Mr. Mahoney's employment agreement sets forth his agreement to be paid in Class B common stock but does not address the price at which the Class B common stock will be exchanged for in lieu of cash compensation. Please advise.

SpeechSwitch's Management

5.   You state that Mr. Knef "would be required to recuse himself" from any discussions or vote regarding any potential termination of him. If Mr. Knef exercises the discretion over this recusal, please disclose this and state the effect of any such failure to recuse himself.

Exhibit 5.1

6.   Counsel's opinion appears to address the validity of the securities upon their sale as contemplated by the registration statement. Your filing, however, registers the distribution of the securities to current iVoice shareholders. Please advise or revise as appropriate.

Exhibit 23.1

7.   The consent of the independent accountants in Exhibit 23.1 should not refer to incorporation by reference because their report is contained directly in the registration statement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Maureen Bauer at (202) 551-3237, or Tia Jenkins at (202) 551-3871, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, Assistant Director, at or (202) 942-3730.

       Sincerely,

       Mark P. Shuman
       Branch Chief – Legal

cc: <u>Via Facsimile</u>
       Scott Rosenblum, Esq.
       Kramer Levin Naftalis & Frankel LLP
       919 Third Avenue
       New York, New York 10022
       Telephone: (212) 715-9100
       Facsimile: (212) 715-8000